Securities and Exchange Commission
100 F Street N.E.
Room 1580
Washington, D.C. 20549
Attention: Claudia Rios

December 27, 2022

Re:    APPALACHIAN POWER COMPANY
    Registration Statement No. 333-268874

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Appalachian Power Company hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 5:00 p.m. on December 29, 2022, or as soon thereafter as is practicable.

Very truly yours,

APPALACHIAN POWER COMPANY

By: /s/ David C. House
David C. House
Assistant Secretary

cc: Timothy Collins